Filed by Aspen Technology, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Aspen Technology, Inc.

Commission File No.: 001-34630

The below digital newsletter was distributed to employees of Aspen Technology, Inc.

Latest Transaction News

EMERSON AND ASPENTECH PARTNERSHIP

aspentech | EMERSON

OCTOBER 21, 2021

Have questions about our strategic transaction with Emerson?

Over the next few months, we will be keeping you updated on transaction-related news/milestones with a regular newsletter for all employees.

In this first edition, we are sharing new employee Q&As, launching a new SharePoint site dedicated to this transaction, and providing several resources to help you learn more about our recent announcement. Stay tuned for more news in the weeks and months to come and save the date for our **October 28 All Employee call**, which will feature an update from Operations VP Dmitry Petrik, who leads our Integration Management Office (IMO).

New SharePoint Site

[news]

Find everything you need to know about our Emerson transaction in one spot on our new SharePoint page.

Updated Employee Q&A

We have made several updates to our employee Q&A to answer more of your most frequently asked questions we have received over the past week. Have another question for us? Please feel free to reach out to your leadership team or your HR Business Partner.

AspenTech is Making Headlines!

THE WALL STREET JOURNAL.

Our Emerson transaction announcement made the front page of the *Wall Street Journal*'s print edition!

Watch a video message from Antonio Pietri

Have you seen AspenTech CEO Antonio Pietri's video detailing the Emerson transaction yet? You can check it out on SharePoint here.

INTERNAL COMMUNICATION. NOT FOR EXTERNAL DISTRIBUTION. DO NOT FORWARD OR RESPOND TO THIS EMAIL.

Up Next... Integration Planning interview with Dmitry Petrik.